FORM 4

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name **and** Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

1. Name and Address of Reporting Person*

Dominick   Samuel   P.
(Last)   (First)   (Middle)

Occidental Petroleum Corporation
10889 Wilshire Boulevard
(Street)

Los Angeles   California   90024
(City)   (State)   (Zip)

2. Issuer Name **and** Ticker or Trading Symbol
Occidental Petroleum Corporation
OXY

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year
11/29/2002

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

___ Director   ___ 10% Owner
_X_ Officer (give title below)   ___ Other (specify below)

Vice President and Controller

7. Individual or Joint/Group Filing (Check Applicable Line)
_X_ Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2a. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock	11/29/2002		M		5,455	A	$22.0000		D	
Common Stock	11/29/2002		S		5,455	D	$27.8080	13,771	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3a. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Employee stock option (right to buy)	$22.0000	11/29/02		M			5,455	(1)	05/28/03	Common Stock	5,455		0	D	

Explanation of Responses:

(1)   The option vested in three equal annual installments beginning on April 28, 1994.

**   Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, on of which must be manually signed.
        If space is insufficient, *see* Instruction 6 for procedure.

/s/ CHRISTEL H. PAULI	December 3, 2002
**Signature of Reporting Person	Date
Christel H. Pauli, Attorney-in-Fact for Samuel P. Dominick	